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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               ZYCON CORPORATION
                           (Name of Subject Company)

                               ZYCON CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  989852 10 8
                     (CUSIP Number of Class of Securities)

                                RONALD H. DONATI
                                   PRESIDENT
                               ZYCON CORPORATION
                               445 EL CAMINO REAL
                             SANTA CLARA, CA 95050
                                 (408) 241-9900
                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:

                              TERESA V. PAHL, ESQ.
                         LELAND, PARACHINI, STEINBERG,
                       FLINN, MATZGER AND MELNICK, L.L.P.
                         333 MARKET STREET, 27TH FLOOR
                            SAN FRANCISCO, CA 94105

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Zycon Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 445 El Camino Real, Santa Clara, CA 95050. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.001 per share ("Share", collectively the "Shares").

ITEM 2. TENDER OFFER OF BIDDER.

     This statement relates to the tender offer by Hadco Acquisition Corp., a Delaware corporation ("Purchaser"), which is a direct wholly-owned subsidiary of Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 and Schedule 13D, dated December 11, 1996 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of December 4, 1996 (the "Merger Agreement"), among Parent, Purchaser and the Company, the Stockholders Agreement, dated December 4, 1996 (the "Stockholders Agreement") among Parent, Purchaser and certain stockholders (the "Selling Stockholders") comprising all the members of the Board of Directors of the Company (the "Board"), and the Noncompetition and Nondisclosure Agreement, dated December 4, 1996 (the "Noncompetition and Nondisclosure Agreement") by and between Parent and Ronald H. Donati, President and Chief Executive Officer of the Company.

     As set forth in the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is 12A Manor Parkway, Salem, New Hampshire 03079.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein and in Schedules I and II hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Parent and Purchaser and their respective executive officers, directors and affiliates.

          (1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Company and its Executive Officers, Directors or Affiliates.

     Agreement Between the Company and Gateway Advisors, Inc. Robert M. Wallace ("Mr. Wallace") has been a director of the Company since December 1995 and is currently President of Gateway Advisors, Inc. ("Gateway"). Effective September 27, 1996, the Company engaged Gateway to provide consulting services related to:
(i) the identification and evaluation of strategic acquisition candidates ("Target"); (ii) the negotiation and structure of investments in, or acquisition of, a Target; and (iii) the negotiation and structure of investments in, or acquisition of, the Company or any of its subsidiaries (the "Gateway Agreement"). A copy of the Gateway Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. The term of the Gateway Agreement commenced on September 27, 1996 and terminates May 31, 1997, unless extended by the Company and Gateway. As compensation for its consulting services, the Company has paid Gateway a $75,000 retainer fee. The Company has also agreed to pay Gateway a consulting fee in the amount of $600,000, which is payable upon the first to occur of the following: (1) execution of a definitive agreement between the Company and a Target; (2) execution of a definitive agreement between the Company and a person or entity for an investment in, or the acquisition of, the Company; or (3) December 31, 1996. In
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addition, the Company has agreed to pay Gateway a success fee if the Company enters into a transaction, emanating during the term of Gateway's engagement by the Company, with a Target identified by Gateway, or if the Company enters into a transaction, emanating during the term of Gateway's engagement by the Company, identified by Gateway and resulting in an investment in, or acquisition of, the Company. The success fee, in the case of a transaction with a Target, shall be an amount equal to seven-eighths of one percent (.00875) of the total enterprise value of the Target reduced by the payment of the $75,000 retainer fee and $600,000 consulting fee. The Gateway Agreement provides that the total enterprise value of the Target equals the total consideration, in whatever form, paid to any class of security holders plus the principal amount of any debt or other obligation of the Target assumed by the Company. The success fee payable in connection with a transaction resulting in an investment in, or acquisition of, the Company shall be an amount equal to seven-eighths of one percent (.00875) of the total investment in or purchase price paid with respect to the acquisition of the Company plus the principal amount of any debt or liabilities of the Company assumed by the investor or acquiror, reduced by the payment of the $75,000 retainer fee and $600,000 consulting fee. The total fee payable to Gateway as a result of the acquisition of the Company by Purchaser is approximately $2.1 million.

     Interests of Certain Persons in the Offer and Merger. In considering the recommendations of the Board set forth in Item 4(a) below, the Company's stockholders (the "Stockholders") should be aware that certain members of the Board have interests in the Merger and the Offer which are described above, below, and in Schedule I, and which may present them with certain conflicts of interest. The Board was aware of these potential conflicts and considered them along with the other factors described in Item 3(b)(2) below.

          (2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Purchaser and its Executive Officers, Directors or Affiliates.

     For a description of certain agreements and understandings between the Company, on the one hand, and Parent or certain affiliates of Parent, on the other, see the information set forth below and in Item 4 hereof under the heading "Background of the Transactions: Past Contracts, Transactions and Negotiations with Parent and Purchaser."

  The Merger Agreement.

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed with the Commission as
Exhibit 4 hereto and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer. Without the prior written consent of the Company, Purchaser has agreed not to (and Parent has agreed to cause Purchaser not to) (i) decrease or change the form of consideration payable in the Offer or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer, (iii) impose additional material conditions to the Offer (iv) extend the Expiration Date of the Offer except that (a) Purchaser may extend the Expiration Date as required by law, (b) Purchaser may extend the Expiration Date for up to 10 business days after the initial Expiration Date (as defined in the Merger Agreement) (or for longer periods (not to exceed 90 calendar days from the date of commencement) in the event that any condition to the Offer is not satisfied or waived) and (c) Purchaser may extend the Offer one or more times for an aggregate period of 15 days (not to exceed 90 calendar days from the date of commencement for any reason other than those in the immediately preceding clause (a) or (b), (v) waive the Minimum Tender Condition (as defined in the Merger Agreement) or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any other condition to the Offer in its sole discretion; and provided further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser shall accept for payment, and pay for, in

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accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration
Date.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries pursuant to the Offer of such number of Shares which represents at least 50.1 percent of the outstanding Shares (on a fully diluted basis as defined in the Merger Agreement), and from time to time thereafter, (i) Parent shall be entitled to designate such number of directors ("Parent's Designees") rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the "Board Percentage"), and (ii) the Company shall, upon request by Parent, promptly satisfy the Board Percentage by (x) increasing the size of the Board or (y) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board and shall cause Parent's Designees promptly to be so elected. At the request of Parent, the Company shall take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to the Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has been previously provided to the Stockholders in the Schedule 14D-9. Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement) of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser, action which might affect the accuracy of the representations and warranties in the Merger Agreement or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors on the date of the Merger Agreement. See Schedule II.

     Effects of the Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL (as defined in the Merger Agreement), Purchaser will be merged with and into the Company at the Effective Time (the "Merger"). Each of the parties shall use its respective reasonable best efforts to cause the Merger to occur as promptly as possible (subject to the limitations contained in the Merger Agreement). At the Effective Time, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation and a wholly owned subsidiary of Parent. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation (as defined in the Merger Agreement). Each Share and all other shares of capital stock of the Company that are owned by the Company and all shares and other shares of capital stock of the Company owned by Parent, Purchaser or any other wholly owned Subsidiary of Parent (as defined in the Merger Agreement) or the Company shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor. The Merger will become effective upon the filing of a certificate of merger ("Certificate of Merger") with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

     Company Stock Options. The Merger Agreement provides that, by the Effective Time, each holder of a then-outstanding option to purchase Shares under the Company's 1993 Long Term Equity Incentive Plan and the Stock Option Plan for Directors (collectively, the "Stock Option Plans"), whether or not then exercisable (the "Options"), shall, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Consideration (as defined in the Merger Agreement) and the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the Option shall be canceled. The surrender of an Option to the Company in exchange for the Option Consideration shall be

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deemed a release of any and all rights the holder had or may have had in respect of such Option. Prior to the Effective Time, the Company shall obtain all necessary consents or releases from holders of Options under the Stock Option Plans and to take all such other lawful action as may be necessary to give effect to the transactions contemplated by the foregoing described provisions of the Merger Agreement. All Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof shall be canceled as of the Effective
Time, and the Company shall take all action necessary to ensure that following the Effective Time no participant in the Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof and to terminate all such plans.

     Stockholder Meeting. The Merger Agreement provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a Company Stockholders Meeting (as defined in the Merger Agreement) for the purpose of approving the Merger Agreement and the transactions contemplated thereby. At the Company Stockholders Meeting, Parent shall cause all of the Shares then owned by Parent and Purchaser to be voted in favor of the Merger. As soon as practicable following the acceptance for payment of and payment for Shares, the Company and Parent shall prepare and file with the Commission a preliminary proxy statement, together with a form of proxy for the purpose of distributing the Proxy Statement (as defined in the Merger Agreement). The Company has agreed to use its best efforts to respond to all Commission comments with respect to such Proxy Statement and to cause such Proxy Statement to be mailed to the Company's Stockholders at the earliest practicable date. Parent, Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality or effect of the foregoing, Parent and Purchaser will furnish to the Company the information relating to Parent or Purchaser required under the Exchange Act and the rules and regulations thereunder to be set forth in the Proxy Statement.

     If Purchaser, or any other Subsidiary of Parent, acquires at least 90% of the outstanding Shares in the Offer, at the request of Purchaser, all parties to the Merger Agreement will take all necessary actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the Stockholders, in accordance with Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties which do not survive the Effective Time. These include representations and warranties by the Company with respect to, among other things, (i) organization, standing and power, (ii) capital structure, (iii) authority; no violations; consents and approvals, (iv) Commission documents, (v) information supplied, (vi) compliance with applicable laws, (vii) litigation, (viii) taxes, (ix) pension and benefit plans; ERISA, (x) absence of certain changes or events, (xi) no undisclosed material liabilities,
(xii) vote required, (xiii) labor matters, (xiv) intangible property, (xv) environmental matters, (xvi) real property, (xvii) insurance, (xviii) board recommendation, (xix) material contracts, (xx) related party transactions, (xxi) indebtedness and (xxii) liens.

     Parent and Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization, standing and power, (ii) authority; no violations; consents and approvals, (iii) information supplied,
(iv) board recommendation, (v) financing and (vi) changes in financing.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by the Merger Agreement, or consented to by Parent in writing) the Company and its Subsidiaries shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall use reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. The Company has further agreed that during each period it shall not, nor shall it permit any of its Subsidiaries to:
(i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for

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shares of its capital stock; (iii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock; (iv) grant any options, warrants or rights to purchase shares or amend or reprice any Options; (v) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series, any Company Voting Debt (as defined in the Merger Agreement) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities other than (A) the issuance of Shares upon the exercise of Options granted under Stock Option Plans which were outstanding on December 4, 1996, or in satisfaction of stock grants or stock based awards made prior to December 4, 1996 pursuant to Stock Option Plans or based upon any individual agreements such as employment agreements or executive termination agreements (in each such case, as in effect on December 4, 1996; and (B) issuances by a wholly-owned subsidiary of its capital stock to its parent; (vi) amend or propose to amend its or any subsidiary's certificate of incorporation or Bylaws; (vii) acquire or agree to acquire by merger or consolidation or purchase a substantial equity interest in or substantial portion of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
(viii) other than dispositions in the ordinary course of business consistent with past practice which are not material, individually or in the aggregate, to such party and its subsidiaries taken as a whole, the Company shall not, nor shall it permit any of its subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), any of its assets; (ix) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution except as permitted by the Merger Agreement; (x) take or agree or commit to take any action that would make inaccurate in any material respect any of the representations or warranties or covenants contained in the Merger Agreement or cause any of the conditions to the Merger to not be satisfied in all material respects; (xi) except as specifically described in the Merger Agreement (A) grant any increases in the compensation of any of its directors, officers or key employees, (B) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any existing employee benefit plan or pension plan to any such director, officer or key employee, whether past or present, (C) enter into any new, or materially amend any existing employment, severance or termination agreement with any such director, officer or key employee, or (D) except as may be required to comply with applicable law, become obligated under any new employee benefit plan or pension plan or amend any existing plan or arrangement if such amendment would have the effect of materially enhancing any benefits thereunder; (xii) except as specifically described in the Merger Agreement, assume or incur any indebtedness or guarantee any indebtedness, or issue or sell any debt securities or warrants or rights to acquire any debt securities or enter into any lease or create any mortgages, liens or security interests on Company property or enter into any "keep well" or other agreement to maintain the financial condition of another person; (xiii) except as specifically described in the Merger Agreement enter into, modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms of any contract specified in the Merger Agreement; (xiv) fail to provide Parent with copies of all filings made by the Company with the Commission or any other governmental entity in connection with this Agreement;
(xv) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, to effect any material change in any of its accounting policies, procedures and practices; or
(xvi) except as described in the Merger Agreement, incur any capital expenditures that, in the aggregate, are in excess of $1,000,000.

     Other Agreements. The Company, Purchaser and Parent have agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may have been imposed on such party with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement (including furnishing all information required under the HSR Act (as defined in the Merger Agreement) and in connection with approvals of or filings with any other governmental entity) and to promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or their subsidiaries in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement. Without limiting the generality or effect of the foregoing, each of the Company, Parent and Purchaser will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party, required to be obtained or made by the Company, Parent or any of their subsidiaries in connection with the Offer, the Merger, the Merger

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Agreement, the Stockholder Agreement or the taking of any action contemplated hereby or thereby; provided, however, that Parent need not agree with the Department of Justice or any other governmental entity to hold separate, sell or otherwise dispose of any subsidiary of Parent or the Company or assets or properties of any of the foregoing, in each case, which the Parent determines, in good faith, would materially affect the value of the acquisition as a whole to Parent.

     No Solicitation. The Company has agreed that until the termination of the Merger Agreement, neither the Company or any of its Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys and accountants being referred to herein, collectively, as "Representatives"), will, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance to any person making, or as a result thereof may reasonably be expected to lead to, any Acquisition Proposal (as defined below)), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, and neither the Company nor any of its Subsidiaries will authorize or permit any of its Representatives to take any such action, and the Company shall notify Parent orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal promptly; provided, however, that nothing in the Merger Agreement prohibits the Board of the Company from:

          (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide Acquisition Proposal and in respect of which such person or entity has, or in the reasonable and good faith opinion of the Board or its Representatives, will have the necessary funds or commitments therefor if, and only to the extent that, (A) the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law, (B) prior to taking such action, the Company (x) provides reasonable prior notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (C) the Company shall, unless prohibited by its fiduciary duty to its Stockholders, promptly and continuously advise Parent as to all of the relevant details relating to, and all material aspects, of any such discussions or negotiations, or

          (ii) failing to make or withdrawing or modifying its recommendation referred to in Section 4.1 of the Merger Agreement if there exists an Acquisition Proposal and the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law.

For purposes of the Merger Agreement and this Offer, "Acquisition Proposal" shall mean any of the following (other than the transactions between the Company, Parent and Purchaser) involving the Company or any of its Subsidiaries:
(i) any merger, consolidation, share, exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Fees and Expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger

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Agreement will be paid by the party incurring the expenses. The Company has agreed to pay Purchaser a fee in immediately available funds equal to $3,000,000 upon the termination of the Merger Agreement, and as a condition of such termination of the Merger Agreement, if any of the events set forth below shall have occurred (each a "Trigger Event"): (i) the Board shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders' Agreement; or (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an Agreement (other than a confidentiality agreement) with respect to an Acquisition Proposal.

     Conditions to the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction, prior to the proposed Effective Time, of the following conditions: (i) the Merger Agreement and the Merger shall have been adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon if such vote is required by applicable law; provided, that Parent and Purchaser shall vote all Shares purchased pursuant to the Offer or the Stockholders' Agreement in favor of the Merger, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, provided, however, that prior to invoking this condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated.

     The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Purchaser: (i) Purchaser shall have accepted for payment and become obligated to pay for the Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own, at consummation of the Offer, a majority of the outstanding Shares, (ii) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date (as defined in the Merger Agreement), (iii) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and (iv) all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and all material licenses, permits, consents, approvals, authorizations, qualifications and orders of other third parties as are necessary in connection with the transactions contemplated hereby shall have been obtained.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, by: (a) mutual written consent of the Company and Parent, or mutual action of their respective Boards of Directors;
(b) either the Company or Parent prior to the consummation of the Offer (i) if there has been a material breach (for purpose of this clause, a material breach is defined as a breach or series of breaches the result of which impairs the value of the Company or could reasonably be expected to impair the value of the Company by more than $1.75 million in the aggregate) of any representation, warranty, covenant or agreement on the part of the other set forth in the Merger Agreement which breach has not been cured within three business days following receipt by the breaching party of notice of such breach, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (c) either the Company or Parent, if the Merger shall not have been consummated on or before June 30, 1997 provided, that such right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (d) by Parent in the event an Acquisition Proposal (as defined in the Merger Agreement) has been made to the Company and the Company shall fail to reaffirm its approval or recommendation of the Offer, the Merger, the Merger Agreement and the Stockholders Agreement on or before the fifth business day following the date on which such Acquisition Proposal shall have been made; (e) Parent, if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any condition of the Offer; (f) the Company, if the Offer shall have expired or has been withdrawn or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 120th day after the date of commencement of the Offer; (g) by the Company, if on or prior to 5:00 p.m. Pacific Standard Time on December 4, 1996, the Company gives written notice to Parent of its intention to terminate the Merger Agreement pursuant to its terms and (A) at or prior to such time either (1) the Company has not received the Fairness Opinion (as defined in the Merger Agreement) pursuant to the Merger Agreement, or (2) the Company has received a bona fide Acquisition Proposal (as defined in the Merger Agreement), and (B) in each case, the Company has paid the Termination Fee (as defined in the Merger Agreement) by wire transfer to an account of Parent no later than Noon Pacific Standard Time on December 5, 1996. The parties acknowledge that if the Company fails to either provide the notice by the time set forth above or pay the Termination Fee by the time set forth above, the Company's right pursuant to the Merger Agreement to terminate the Merger Agreement shall become null and void; or (h) the Company or Parent in the event that a Trigger Event has occurred. In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company, or their respective affiliates, officers, directors or stockholders, except as provided in the Merger Agreement.

     Indemnification. The Merger Agreement provides that from and after the time Purchaser purchases Shares pursuant to the Offer through and including the Effective Time (without regard to the termination of the Merger Agreement), neither Parent nor Purchaser will take any action, nor permit any action to be taken, which would change or amend the provisions of the Certificate of Incorporation or By-laws of the Company in effect on the date of the Merger Agreement relating to limitation of liability or indemnification inconsistent with its obligations under the Merger Agreement or eliminate or make any modification in the Company's existing director's and officer's insurance inconsistent with its obligations under the Merger Agreement, and that from and after the Effective Time all rights to indemnification existing as of the date of the Merger Agreement in favor of individuals who at or prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries as set forth in the Certificate of Incorporation or By-laws of the Company shall survive the Merger with respect to matters existing or occurring at or prior to the Effective Time and shall continue in full force and effect for a period of six years following the Effective Time.

     The Merger Agreement provides that the Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of, or agent, attorney or advisor to, the Company or any of its subsidiaries (each individually an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnifying Party as a result of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based, in whole or in part, on or arising in whole or in part out of the fact that such person is or was a director or officer of, or agent, attorney or advisor to, the Company or any of its subsidiaries or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify any such person. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and the Surviving Corporation after the Effective Time) and the Company shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company or the Surviving Corporation as the case may be (but the failure so to notify shall not relieve a party from any liability which it may have under the Merger Agreement except to the extent such failure prejudices such party), and shall to the extent required by the DGCL deliver to the Company the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Purchaser agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     For a period of two years after the Effective Time, Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that Parent shall not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the Merger Agreement is approved by the Company's Stockholders, no such amendment or modification shall reduce the amount or change the form of consideration to be delivered to the Stockholders.

     Assignment. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations thereunder to any newly-formed direct wholly-owned subsidiary of Parent.

     Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     Delaware Law. The Company's Board has approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger for purposes of Section 203 of the DGCL. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Offer, or the Merger Agreement.
Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate of that stockholder) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which the stockholder became a interested stockholder, unless (i) prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to that date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, Section 203 of the DGCL does not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, (i) there have not been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of shares outstanding, together with Shares the Company may be then required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans or otherwise); (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser; (iii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; (iv) the debt financing sources for Purchaser shall not (other than as a result of Parent's or Purchaser's failure to use its reasonable best efforts to obtain the same) have provided the applicable debt financing to Purchaser pursuant to the financing commitments with respect thereto previously delivered to the Company by Purchaser; or (v) at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the following events shall occur or shall be deemed by Purchaser to have occurred:

          (A) Except for an action entitled Katz v. Donati, et al. filed in the Santa Clara County Superior Court on or about December 3, 1996 (the "Katz Complaint"), there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the Shares, restrain, prohibit or delay the making or consummation of the Offer or the Merger or any other merger or business combination involving Purchaser or any of its affiliates and the Company or any of its subsidiaries, prohibit the performance of any of the contracts or other agreements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or the Shares, or obtain any damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the Shares pursuant to the Offer, the Merger or otherwise, illegal,
     (iii) seeks to impose limitations on the ability of Purchaser or the Company or any of their respective affiliates or subsidiaries effectively to acquire or hold, or requiring Purchaser, the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of Purchaser or its affiliates or the Company or its subsidiaries, or impose limitations on the ability of Purchaser, the Company or any of their respective affiliates or subsidiaries to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated,
     (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Stockholders, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer, including the Merger, (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware Law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) to Purchaser or (vii) challenges or adversely and materially affects the financing of the Offer;

          (B) There shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above;

          (C) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (4) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (5) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (6) any significant adverse change in securities or financial markets in the United States or abroad, including, without limitation, a decline of at least 10 percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on November 27, 1996, or (7) in the case of any of the foregoing, a material acceleration or worsening thereof;

          (D) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not be true and correct in all material respects (for purpose of this clause, a failure of the representations and warranties to be true and correct in all material respects shall mean a failure or series of failures the result of which impairs the value of the Company or could reasonably be expected to impair the value of the Company by more than $1.75 million) as of the date of the consummation of the Offer as though made on and as of such date except (1) for changes specifically permitted by the Merger Agreement and
     (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

          (E) the obligations of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not have been performed or complied with in all material respects by the Company;

          (F) the obligations of the Company under Section 6.11 of the Merger Agreement relating to legal and investment banking fees shall not have been complied with in all respects;

          (G) the Merger Agreement shall have been terminated in accordance with its terms;

          (H) prior to the purchase of Shares pursuant to the Offer, an Acquisition Proposal for the Company exists and the Board shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation of the Offer, the Merger Agreement or the Merger; or

          (I) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company.

     The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

     The Stockholders Agreement

     The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which has been filed with the Commission as Exhibit 5 hereto and is incorporated herein by reference.

     Tender of Shares. Immediately after the execution of the Merger Agreement, Parent, Purchaser and each of the Selling Stockholders entered into the Stockholders Agreement. Upon the terms and subject to the conditions of such agreement, the Selling Stockholders have severally agreed to validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the respective number of Shares owned beneficially by them. Each Selling Stockholder further agreed that the transfer to Purchaser in the Offer of his or its Shares will pass to and unconditionally vest in Purchaser good and valid title to such Shares.

     Stock Option. In order to induce Parent and Purchaser to enter into the Merger Agreement, each of the Selling Stockholders has granted to Parent an irrevocable option (each a "Stock Purchase Option" and collectively, the "Stock Purchase Options") to purchase their Shares (the "Option Shares") at a purchase price per share equal to the Offer Price. Pursuant to the Stockholders Agreement, if (i) the Offer is terminated, abandoned or withdrawn by Parent or Purchaser (whether due to the failure of any of the conditions set forth in the Offer or otherwise), (ii) the Offer is consummated but Purchaser has not accepted for payment and paid for the aggregate number of Shares owned by the Selling Stockholders, or (iii) the Merger Agreement is terminated in accordance with its terms, the Stock Purchase Options will, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and continuing until the date which is 90 days after the date of the occurrence of such event, so long as: (i) all waiting periods under the HSR Act, required for the purchase of the Option Shares upon such exercise shall have expired or been waived, and (ii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Stock Options pursuant to the Stockholders Agreement. In the event that Parent elects to exercise the Stock Options, Parent must send a written notice (the "Notice") to the Selling Stockholders identifying the place and date (not less than two nor more than 20 business days from the date of the Notice) for the closing of such purchase.

     In addition, Parent has agreed that, if it exercises the Stock Options pursuant to the Stockholders Agreement, it, within 30 calendar days after the date of such exercise, will offer to all other stockholders of the Company the opportunity to sell their Shares of Company Common Stock to Parent upon the equivalent terms and conditions provided with respect to exercise of the Stock Options.

     Voting. Each Selling Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, such Selling Stockholder will vote (or cause to be voted) the Shares held of record or beneficially by such stockholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C
(1), (2) (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transaction contemplated by the Stockholders Agreement and the Merger Agreement. The Selling Stockholders further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above.

     Noncompetition and Nondisclosure Agreement

     At the insistence of Parent and to induce Parent to enter into the Merger Agreement, Parent and Ronald H. Donati entered into the Noncompetition and Nondisclosure Agreement which relates to certain noncompetition, nondisclosure and other matters. Pursuant to the Noncompetition and Nondisclosure Agreement, Mr. Donati has agreed that during the term of his employment with the Company and for three years thereafter: (i) he will not engage in any competitive business activity competitive; (ii) he will not solicit or do business with any customer or potential customer of the Company with whom he has had contact;
(iii) he will not solicit or entice away any employee of the Company. The Noncompetition and Nondisclosure Agreement further provides that Mr. Donati has agreed that he will not reveal any trade secrets or confidential information of or about the Company. The foregoing summary of the material terms of the Noncompetition and Nondisclosure is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which has been filed with the Commission as Exhibit 6 hereto and is incorporated herein by reference.

     Other Matters

     Appraisal Rights. No appraisal rights are available to Stockholders in connection with the Offer. However, if the Merger is consummated, a Stockholder will have certain rights under Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of, and payment in cash for the fair value of, that Stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If a Stockholder who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the Shares of that Stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his demand for appraisal by delivering to Purchaser a written withdrawal of such demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of those rights.

     Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger, unless, among other things, the Merger is completed more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority Stockholders be filed with the Commission and disclosed to minority Stockholders prior to consummation of the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors has approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company's stockholders and recommends that the stockholders of the Company accept the Offer and tender their Shares.

     A copy of a letter to all Stockholders dated December 11, 1996 communicating the recommendation of the Board is filed as Exhibit 7 hereto and is incorporated herein by reference.

     (b) Background of the Transaction: Past Contracts, Transactions and Negotiations with Parent and Purchaser

     At a Board Meeting on July 24, 1996 the Board and certain members of senior management analyzed a number of industry conditions and issues specific to the Company. As a result of this analysis the Board decided that the best way to maximize Stockholder value and enhance the competitive position of the Company would be to seek a strategic acquisition partner. In the summer of 1996, the Board considered the acquisition of a printed circuit board manufacturer but the potential target was acquired by another buyer. Based on this experience, the Board believed the Company would have difficulty making significant acquisitions. As a result, the Board then broadened its search for ways to increase Stockholder value by evaluating all forms of strategic combinations, including transactions involving the sale of the Company, and requested Gateway to serve as the Company's financial advisor.

     The Board and its financial advisor, Gateway, undertook an investigation to ascertain the parties most likely to be interested in acquiring the Company. Among the factors considered by the Board were potential buyers' ability to finance such an acquisition on terms that would provide the greatest return to the Stockholders and who, from a strategic viewpoint, might have the greatest interest in acquiring the Company. At the completion of this review, the Board determined that Parent and Hicks, Muse, Tate & Furst, Incorporated, a Texas corporation ("HMTF"), which was in the process of acquiring two printed circuit board manufacturers, were the two parties most likely to be interested in acquiring the Company.

     During the period from September, 1996 through mid-November, 1996, representatives of the Company and Parent met or talked on approximately nine occasions and discussed, generally, a possible acquisition by Parent of the Company. In addition, during such period, representatives of the Company met or talked with HMTF on approximately seven occasions and discussed, in general terms, a possible acquisition of Company by an affiliate of HMTF. During this period neither a price nor the specific terms of an acquisition were discussed with either Parent or HMTF.

     In mid-September, Messrs. Donati and Wallace met with representatives of the Parent in Boston over a period of three days. Later in September 1996, Mr. Wallace provided representatives of Parent certain financial information relating to a combination of Parent and the Company. On October 15, 1996, Mr. Wallace returned to Boston for further discussions with representatives of Parent at which time Parent advised Mr. Wallace that it had retained Robertson, Stephens & Company LLC to advise Parent in connection with a possible acquisition.

     On October 25, 1996, the Company's Board was advised that both Parent and HMTF had shown an interest in acquiring the Company, although neither had proposed a price or the terms of any such business combination. The Board agreed that representatives of the Company should continue discussions with both Parent and HMTF to determine the level of their interest in acquiring the Company. Shortly thereafter, representatives of Parent and HMTF were invited to plant visits at the Company's headquarters in Santa Clara, California and were provided certain public information concerning the Company's operations.

     On October 30, 1996 representatives of Parent and Robertson, Stephens & Company LLC met with representatives of the Company at the Company's Santa Clara, California facility to tour the Company's facility. Parent expressed a strong interest in continuing discussions regarding a possible acquisition of Company. Parent subsequently entered into a confidentiality agreement with the Company. The Company provided Parent with certain projected financial information regarding the Company.

     On November 1, 1996, representatives of HMTF visited the Company's Santa Clara, California, facility and advised representatives of the Company of HMTF's strong interest in continuing discussions regarding a possible acquisition of the Company. Also on November 1, 1996, HMTF executed a confidentiality agreement pursuant to which HMTF agreed to treat as confidential certain information provided to it by the Company.

     At a meeting on November 18, 1996 with representatives of HMTF, the Company received a strong indication of interest from HMTF to acquire the Shares at a purchase price of $15.00 per Share, all cash.

     On November 19, 1996, Mr. Wallace met with representatives of Parent at the offices of Robertson, Stephens & Company LLC in San Francisco, California. At that meeting, the parties discussed the possibility of Parent acquiring the Company at a price in the range of $14.00 to $15.00 per share, subject to, among other things, Parent's completing a due diligence review of the Company and obtaining a commitment for the necessary financing.

     On November 20, 1996, Mr. Wallace was contacted by a financial advisor representing an undisclosed purchaser. They discussed the possibility of an acquisition of the Company, including a price range at which the Board would possibly be receptive to an offer to acquire the Company. The financial advisor responded that the suggested price (which was less than the Offer price), was significantly higher than the price range being considered by such party. The Company has not received any further expression of interest from such party.

     On or about November 21, 1996, HMTF provided Company with forms of merger and stockholders agreements (the "HMTF Forms of Agreements") for review by the Company, and its counsel. On November 25, 1996, HMTF verbally indicated to Company that, subject to the negotiation of definitive agreements, HMTF was prepared to offer to purchase all outstanding Shares at a price of $15.00 per Share in cash.

     On November 27, 1996, the Company's Board met and was updated on the discussions between Company and both Parent and HMTF. The Board was advised of HMTF's interest in acquiring the Company at a price of $15.00 per Share in cash. On that day HMTF also advised the Company that it would promptly deliver to the Company commitment letters to finance the transaction.

     On November 27, 1996, a representative of Parent indicated to a representative of the Company that Parent was prepared to offer to acquire the Company for $16.00 cash per Share, subject to certain conditions including completion of a due diligence review of the Company and obtaining a commitment for the necessary financing. Parent advised the Company that it was willing to complete its due diligence promptly and had initiated steps to obtain financing. Later on the same day, HMTF inquired about the Board's reaction to its expression of interest in acquiring the Company at $15.00 per Share and was told by the Company of Parent's expression of interest in acquiring the Company at $16.00 per Share. HMTF responded that it was prepared to discuss a higher price, subject to certain conditions. Representatives of HMTF were invited to meet with representatives of the Company at the Company's facilities in Santa Clara, California, on November 29, 1996 to discuss a higher potential offer.

     On November 29, 1996 representatives of HMTF met with representatives of the Company at the Company's Santa Clara, California, facilities. HMTF provided the Company with copies of HMTF's debt and equity financing commitments, advised the Company that it was obtaining, and would promptly provide, the Company with a solvency opinion and further advised the Company that it was close to completing its due diligence review of the Company. During negotiations between representatives of HMTF and the Company, HMTF verbally agreed to offer $16.25 per Share for all of the outstanding Shares provided that the Company agree to promptly execute the HMTF Forms of Agreements. The HMTF Forms of Agreements provided for, among other things, the Selling Stockholders unconditionally agreeing to tender all of their Shares to HMTF for $16.25 per Share and granting HMTF an option to purchase such shares for $16.25 per Share under certain circumstances, and the payment to HMTF by the Company of a fee of $8,000,000 upon termination of the HMTF merger agreement in accordance with the terms thereof if any of the following events occurs: (i) the Board having withdrawn or adversely modified, or taken a position materially inconsistent with, its approval or recommendation of the transaction with HMTF; and (ii) the Board recommending, accepting, or entering into an agreement for, among other things any merger involving the Company or any tender offer for 10% or more of the outstanding Shares.

     On November 29, 1996, the Board met to discuss both Parent and HMTF's proposals, including the consideration offered, the status and availability of the financing commitments for HMTF and Parent, the extent to which HMTF and Parent had conducted due diligence, the readiness and ability of each to promptly effectuate a transaction, and the condition imposed by HMTF that the Company agree to promptly execute the HMTF Forms of Agreements. The Company's Board of Directors were advised that, except for Parent and HMTF, no persons had expressed an interest in acquiring the Shares at a price equal to or greater than the price then being proposed by HMTF. After such discussions, the Board agreed to accept HMTF's offer of $16.25 cash per Share, subject to, among other things, (a) negotiating modifications to the HMTF Forms of

Agreements allowing the Company and the Selling Stockholders to terminate the HMTF Forms of Agreements if the Company received a more favorable, bona fide offer and (b) reducing the fee payable by the Company upon a termination of the HMTF merger agreement. This would assure the Company an opportunity to accept a more favorable bona fide offer and would reduce the burden on any other interested party. In addition, the Board's approval was conditioned upon HMTF's providing a solvency opinion satisfactory to Company. Such solvency opinion was received by the Company on December 3, 1996.

     Commencing on November 29, 1996 and continuing through November 30, 1996, senior members of management of, and counsel for, the Company negotiated the proposed HMTF Forms of Agreements. The changes finally negotiated to the HMTF Forms of Agreements included: (i) reducing the fee payable by the Company to HMTF on termination of the HMTF merger agreement from $8,000,000 to $3,000,000; and (ii) providing that the HMTF stockholders agreement would terminate if the Company received a more favorable bona fide offer and terminated the HMTF merger agreement by 5:00 p.m. Pacific Standard Time on December 4, 1996 subject to the Company paying to HMTF $3,000,000 and the Selling Stockholders paying to HMTF a termination fee in the amount of $0.40 per Share on all Shares owned by them.

     On November 30, 1996, the Company entered into the HMTF merger agreement with HMTF Acquisition Corp. and PCB Acquisition Corp., affiliates of HMTF, which contained, or met, the conditions required by the Board at its November 29, 1996 meeting, and the Selling Stockholders entered into the HMTF stockholders agreement which provided that, unless the HMTF Forms of Agreements were terminated by the Company by 5:00 p.m. Pacific Standard time on December 4, 1996, the Selling Stockholders would agree to tender their shares to HMTF at $16.25 per share and which granted HMTF an option to purchase such shares at $16.25 per share.

     On November 30, 1996, Parent sent a letter to Mr. Donati, President and Chief Executive Officer of the Company, reaffirming Parent's strong interest in acquiring the Company.

     On December 2, 1996, the Company publicly announced that the Board had entered into a merger agreement with HMTF under which an affiliate of HMTF would offer to purchase all of the outstanding Shares of common stock of the Company for $16.25 per Share and that certain principal Stockholders owning approximately 60% of the Shares had agreed to tender, pursuant to the terms of the HMTF stockholders agreement, all of their Shares.

     On December 3, 1996, the Board received a letter from Parent offering to purchase the Company for $17.00 per Share in cash, subject to a selective due diligence review of the Company, reaching agreement on the terms of a merger agreement with the Company and a stockholders agreement with certain of the Company's stockholders on terms substantially similar to those contained in the agreements with HMTF, and Mr. Donati, President and Chief Executive Officer of the Company, entering into a noncompetition, nonsolicitation and nondisclosure agreement with Parent in form and substance satisfactory to Parent (the "December 3 Letter"). The December 3 Letter also indicated that, following completion of its selective due diligence investigation of the Company, Parent might be willing to pay more than $17.00 per Share. Pursuant to the Company's obligations under the HMTF merger agreement, the Company transmitted a copy of the December 3 Letter to HMTF. Beginning later in the day on December 3, 1996 and continuing through the following day, representatives of Parent and its financial advisor were furnished additional confidential information regarding the Company and access to the Company's facilities and certain of its employees and advisors.

     On December 4, 1996, Parent advised the Company that it had received a financing commitment from The First National Bank of Boston ("Bank of Boston") in the amount of $250,000,000 and that it had completed its selective due diligence. Parent further advised Company that it was prepared to immediately commence and diligently complete all regulatory and governmental filings necessary to effectuate a transaction and was prepared to execute a merger agreement and stockholders agreement which would be on terms substantially similar to those contained in the HMTF Forms of Agreements. Parent, however, additionally required Mr. Donati to execute a three-year noncompetition, nonsolicitation and nondisclosure agreement without the payment of additional consideration to Mr. Donati. Mr. Donati advised the Board that if Parent made an offer to purchase the Company's stock which was more favorable to the Stockholders than the offer by HMTF, he was prepared to sign such an agreement with certain negotiated changes.

     On December 4, 1996, the Board met to consider Parent's offer. Parent provided evidence of its financing commitment, which was thereafter modified in certain respects at the request of Company. Thereafter, the Board considered Parent's proposal and the HMTF proposal. On December 4, 1996, the Board received an opinion, discussed below, from Needham & Company, Inc. ("Needham") to the effect that, as of such date and based upon and subject to certain matters stated therein, the $16.25 cash consideration to be received by the holders of the common stock of the Company in the proposed HMTF offer and the proposed HMTF merger is fair to such holders from a financial point of view.

     Late in the day on December 4, 1996, Parent offered to pay $18.00 per Share for all of the Shares on the terms set forth in the Merger Agreement and the Stockholders Agreement, and subject to Mr. Donati's agreement to the terms of the Noncompetition and Nondisclosure Agreement. The Board, having been advised that the Selling Stockholders were prepared to execute the Stockholders Agreement, resolved to terminate the HMTF merger agreement in accordance with its terms, directed that a notice of termination be sent to HMTF, and accepted the offer by Parent and unanimously authorized the President of the Company to enter into the Merger Agreement and approved the execution of the Stockholders Agreement by Company and the Selling Stockholders. In so doing, the Board determined that the transactions contemplated therein were fair to and in the best interests of the Stockholders. The Board agreed to recommend that the holders of the Shares approve the Merger.

     The Merger Agreement contained a provision identical to that contained in the HMTF merger agreement allowing termination thereof by the Company (subject to the payment by the Company to Parent of a $3,000,000 termination fee) prior to 5:00 p.m. Pacific Standard Time on December 4, 1996, upon receipt of a bona fide Acquisition Proposal. In addition, the Stockholders Agreement contained a provision identical to that contained in the HMTF stockholder agreement pursuant to which the Stockholders Agreement would terminate upon a termination of the Merger Agreement by 5:00 p.m. Pacific Standard Time on December 4, 1996. A Board representative then informed HMTF, in conformity with the Company's obligations to do so under the HMTF merger agreement, of the fact that the Company had accepted Parent's offer to pay $18.00 per Share for all of the Shares but on terms allowing the Board to accept a higher offer by 5:00 p.m. that day. HMTF declined to make an offer to purchase all of the Shares for consideration equal to or in excess of $18.00 per Share.

     Thus, on December 4, 1996, Purchaser, Parent and the Company executed the Merger Agreement; Parent, the Company and the Selling Stockholders executed the Stockholders Agreement; and Parent and Mr. Donati executed the Noncompetition and Nondisclosure Agreement. In accordance with the requirements of the HMTF merger agreement, prior to 5:00 p.m. Pacific Standard Time, the Company delivered a notice of termination of the HMTF merger agreement to HMTF and by 12:00 noon on the following day, December 5, 1996, paid a termination fee of $3,000,000 to HMTF pursuant to the HMTF merger agreement. Pursuant to the HMTF stockholders agreement, by 12:00 noon on the following day, December 5, 1996, the Selling Stockholders paid HMTF a fee of $0.40 per Share for each Share owned. On December 5, 1996, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. The text of such press release is filed as Exhibit 8 hereto and is incorporated herein by reference. There have been no offers to purchase all of the Company's stock for a consideration in excess of $18.00 per Share. On December 11, 1996, Purchaser commenced the Offer.

     Reasons for the Recommendation of the Board of Directors

     At its December 4, 1996 meeting, discussed above, the Board of Directors met to consider the Offer, the Merger and the other transactions contemplated by the Merger Agreement. At such meeting, the Board unanimously: (i) determined that each of the Merger Agreement, the Offer and the Merger is fair to and in the best interests of the Stockholders; (ii) approved the execution, delivery and performance of the Merger Agreement and the Stockholders Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend acceptance of the Offer, approval and adoption of the Merger Agreement and approval of the Merger by the holders of the Shares.

     In so doing, the Board considered a number of factors, including the factors discussed above and the following factors:

          (i) The terms of the offer contained in the HMTF merger agreement and the HMTF stockholders agreement, including the consideration to be received by holders of Shares thereunder;

          (ii) The terms of the offer made by Parent contained in the December 3 Letter, including the consideration to be received by holders of Shares thereunder;

          (iii) The Company's existing competitive and market position, including the Company's ability to effectively compete with companies with greater access to capital and greater vertical integration of products and services;

          (iv) The extensive negotiations between the Company and each of Parent and HMTF, leading to the belief by the Board that $18.00 per Share represented the highest price per Share that could be negotiated with Parent or HMTF;

          (v) The $18.00 per Share price to be received by holders of Shares in the Offer and the Merger compared to (a) historical market closing prices and trading data for the Shares, (b) market prices for other companies believed to be comparable to the Company, (c) prices paid in other acquisition transactions believed to be comparable to Purchaser's proposed acquisition transaction, and (d) the premiums/discounts paid by acquirors in certain other comparable business combinations;

          (vi) The opinion of Needham prepared in connection with the HMTF offer to the effect that, as of December 4, 1996, based upon and subject to certain matters stated therein, the consideration to be received by the holders of the Shares pursuant to the offer of HMTF at $16.25 per Share was fair from a financial point of view to such holders;

          (vii) The terms of the Offer, the Merger and the Merger Agreement, including the structural features of the Offer and the Merger providing for a prompt cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling Stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          (viii) The Board's belief, based upon all of the events described above, that Parent and HMTF were (a) the parties most interested in acquiring the Company taking into account their respective abilities to capitalize on the synergies which would be created by such a business combination, and (b) the only parties that had shown or were likely to show a desire and have the financial capability to purchase all outstanding Shares at an amount of consideration consistent with the values discussed above;

          (ix) The failure of any other potential purchaser to submit a proposal having terms more favorable than the terms proposed by Parent;

          (x) The fact that the Parent had delivered to the Company a commitment from the Bank of Boston evidencing sufficient financing to allow Purchaser to comply with the terms of the Merger Agreement, the Offer and the Merger;

          (xi) The fact that both Parent and HMTF had what the Board believed to be a fair and ample opportunity to submit offers for the Shares and that the process utilized to elicit these offers was conducted in a fashion that the Board believed to be designed to maximize Stockholders value in a fair and equitable manner; and

          (xii) The Parent's financial condition and ability to meet its obligations under the Merger Agreement.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. In addition, individual members of the Board may have given different weights to different factors. The Board viewed its recommendation as being based on the totality of the information presented to and considered by it.

  Opinion of Financial Advisor

     The Board engaged Needham to act as its financial advisor in connection with both the HMTF offer and the Offer and to render an opinion as to the fairness from a financial point of view to the holders of the outstanding Shares. Needham rendered its opinion on December 4, 1996 to the Board that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by such holders in the proposed HMTF offer and proposed HMTF merger is fair to the holders of the Company's common stock from a financial point of view. On December 4, 1996, representatives of Needham were advised orally by certain members of the Board that the Company had been advised by Parent that it was prepared to make an offer to purchase the Shares at a price that was materially greater than the HMTF offer. Representatives of Needham confirmed that it would be in a position to deliver an opinion to the Board that an offered price above $16.25 per Share would be fair from a financial point of view to the holders of the Shares provided the offer was on terms and under circumstances substantially similar to those of the HMTF offer. This information was conveyed to the entire Board at its meeting held later that day on December 4, 1996. On December 5, 1996, Needham rendered its opinion to the Board that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares in the proposed Offer is fair to such holders from a financial point of view. A copy of the opinion, dated December 5, 1996, which sets forth the assumptions made, matters considered, the scope and limitations of the review undertaken and the procedures followed by Needham is filed as Exhibit 9 hereto and is incorporated herein by reference. Stockholders are urged to read the opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by Needham. Stockholders should note that the opinion expressed by Needham was provided for the information of the Board in its evaluation of the Offer and does not constitute a recommendation to any Stockholder as to whether such Stockholder should accept the Offer. No limitations were placed on Needham by the Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter, dated December 2, 1996, the Company agreed to pay Needham a fee of $350,000 upon delivery of its opinion. The Company has agreed to reimburse Needham for its reasonable out-of-pocket expenses, and to indemnify Needham against certain liabilities, including liabilities under the federal securities laws or relating to, or arising out of, Needham's engagement as financial advisor.

     The Company also retained Gateway to provide consulting services to the Company with respect to the matters referenced in Item 4 above. See "Agreement Between the Company and Gateway Advisors, Inc." in Item 3(b)(1).

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, except as described herein no transactions in the Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender into the Offer any Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company has not undertaken any negotiations in response to the Offer, and no negotiations are underway, which relate to or would result in (i) an extraordinary transaction involving the Company, (ii) a purchase, sale or transfer of a material amount of the assets of the

Company, (iii) a tender offer from or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under the "Merger Agreement - No Solicitation" in Item 3(b)(2) above, the Company, may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary obligations under applicable law.

     (b) Except as described in Item 3(b) and Item 4 above, there are presently no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Purchaser and Parent have informed the Company that, except as described in this Item 8, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation thereof, neither company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent have informed the Company that they currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Item 8, Purchaser has informed the Company that it does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws, that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company has represented in the Merger Agreement that the Board has approved, among other things, the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby, including the Offer and the Merger and such approval constitutes approval of the foregoing for purposes of
Section 203 of the DGCL.

     Based on information supplied by the Company and the Company's representations in the Merger Agreement, Purchaser has informed the Company that it does not believe that any state takeover statutes apply to the Offer or the Merger and that it has currently not complied with any state takeover statute or regulation. Purchaser has informed the Company that it reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in the Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser has informed the Company that it might be required to file certain information with, or to receive approvals from, the relevant state authorities, and that it might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser has informed the Company that it may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar-day waiting period following the filing by the Company and Parent, respectively, of a Notification and Report Form with respect to the Offer, unless either the Company or Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. The Company expects to file a Notification and Report Form with respect to the Offer as soon as practicable following commencement of the Offer. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Company concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern Standard Time, on the tenth calendar day after the date of substantial compliance by the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Company. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division of the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Moreover, the Merger Agreement generally provides that the Offer may be extended for an aggregate period of not more than 90 days in the event that any condition to the Offer is not satisfied.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, of the result thereof.

     Certain Litigation. The Company has been served with a complaint, Katz v. Donati, et al, filed in Santa Clara County Superior Court, in the State of California, by an alleged holder of Shares (the "Katz Complaint"). In the Katz Complaint, the plaintiff purports to sue individually and on behalf of a class comprised of holders of Shares other than the defendants. The complaint names as defendants the Company and the directors of the Company and alleges, among other things, that the defendant directors breached their fiduciary duties in approving the HMTF offer and HMTF merger. The Katz Complaint purports to seek orders enjoining the consummation of the HMTF offer and the HMTF merger (or recission of those transactions) or, in the alternative, damages, together with attorneys' fees and other relief. The Company intends to vigorously defend this lawsuit and understands that the defendant directors also intend to vigorously defend this lawsuit, including any request for a preliminary injunction. The absence of an injunction, among other things, is one of the conditions to Purchaser's obligation to purchase Shares tendered pursuant to the Offer. See "The Merger Agreement - Conditions to the Merger" and "- Termination" in Item 3(b)(2),
above. The foregoing description of the Katz Complaint is qualified in its entirety by reference to the Katz Complaint, a copy of which is filed as Exhibit 10 hereto and incorporated herein by this reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1..    Offer to Purchase, dated December 11, 1996.*
Exhibit 2..    Letter of Transmittal, dated December 11, 1996.*
Exhibit 3..    Agreement, effective as of September 27, 1996, by and between the
               Company and Gateway Advisors, Inc.
Exhibit 4..    Agreement and Plan of Merger, dated as of December 4, 1996, among
               Parent, Purchaser and the Company.
Exhibit 5..    Stockholders Agreement, dated December 4, 1996, among Parent, Purchaser and the Company.
Exhibit 6..    Noncompetition and Nondisclosure Agreement, dated December 4, 1996 between Parent and Ronald H. Donati.
Exhibit 7..    Letter to Stockholders of Zycon Corporation, dated December 11, 1996.*
Exhibit 8..    Text of Press Release, dated December 5, 1996.
Exhibit 9..    Opinion of Needham & Company, Inc., dated December 5, 1996.*
Exhibit
  10.......    Katz v. Donati, et.al., Complaint No. CV 762534 filed December 3, 1996 in the Superior Court of the State of California for the County of
               Santa Clara.

---------------
* Included in the materials sent to Stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ZYCON CORPORATION

Date: December 11, 1996                   By: /s/ RONALD H. DONATI

                                            ------------------------------------
                                            Ronald H. Donati
                                            President and Chief Executive
                                              Director

                                                                      SCHEDULE I

                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

     In considering the recommendations of the Board of Directors set forth in
Item 4(a) of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, the Company's Stockholders should be aware that certain members of the Board have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interests.

    Interests of Certain Board Members with Respect to Compensation for Services Provided to the Company

     During fiscal 1996, non-employee members of the Board received the following compensation: (i) $15,000 annual retainer fee; (ii) $1,200 for each Board meeting attended in person or by telephone; (iii) $900 for each committee meeting attended, except when held on the same day as a Board meeting; and (iv) nonqualified stock options pursuant to the Company's Stock Option Plan for Directors.

    Interests of Executive Officers and Directors with Respect to Shares Currently Held and Shares Subject to the Company's Stock Options

     The Company's 1993 Long-Term Equity Incentive Plan and Stock Option Plan for Directors each provides that in the event of the direct or indirect sale or exchange by the Stockholders of the Company of thirty-five percent (35%) or more of the stock of the Company to one person or entity (other than the Company, its affiliates, the persons owning the Company's stock at the time of the adoption of the plan, or Company employee benefit plan), or to an affiliated group of persons or entities (other than the Company, its affiliates, the persons owning the Company's stock at the time of the adoption of the plan, or Company employee benefit plan), all outstanding options shall become fully exercisable and fully vested. In connection with the Merger, all outstanding options under such plans will automatically become fully vested upon the Effective Time (as defined in the Merger Agreement), and upon the Effective Time, each option will be canceled. In return for the cancellation of options under the Company's option plans, each optionee will receive an amount equal to the product of (i) the excess, if any, of $18.00 over the per Share exercise price of the option, and
(ii) the number of Shares for which the option is unexercised.

     To the knowledge of the Company, as of December 4, 1996, directors and officers of the Company, as a group, beneficially own, directly or indirectly, 6,743,296 Shares representing approximately 57% of the outstanding Shares on a "fully-diluted basis" (as defined in the Merger Agreement).

     The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash consideration as set forth in the table below:

                 SHARES AND OPTION AMOUNTS WITH RESPECT TO THE
                   COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

                                                 DOLLAR
                                                 AMOUNT        OPTIONS
                                   OWNED        AT OFFER      CONVERTED      DOLLAR         TOTAL CASH
NAME                              SHARES         PRICE         TO CASH     AMOUNT(1)     CONSIDERATION(2)
-------------------------------  ---------    ------------    ---------    ----------    ----------------
Ronald H. Donati...............  5,076,122    $ 91,370,196           0              0      $ 91,370,196
John D. Dunning................    655,225      11,794,050           0              0        11,794,050
Joseph V. Brechel..............    610,449      10,988,082           0              0        10,988,082
Hal D. Cooksey.................    300,000       5,400,000     100,000     $1,000,000         6,400,000
Kenneth R. Shilling............          0               0      19,000        161,500           161,500
Lawrence J. Shoemaker..........          0               0      20,000        180,000           180,000
Robert M. Wallace..............          0               0       5,000         35,000            35,000
Jim A. Summers.................      2,500          45,000       5,000         35,000            80,000
                                 ---------    ------------     -------     ----------      ------------
          Total................  6,644,296     119,597,328     149,000     $1,411,500      $121,008,828
                                 =========    ============     =======     ==========      ============

---------------
(1) Aggregate offer less aggregate exercise price.

(2) Excluding aggregate exercise price.

     Unfunded Deferred Executive Compensation Plan

     In November 1996, the Board authorized an Unfunded Deferred Compensation Plan ("Plan") which provides deferred compensation benefits to certain key executive employees of the Company, none of whom are members of the Board. If a person or entity (other than the Company or shareholder of the Company as of the date of adoption of the Plan) becomes the beneficial owner of more than 50% of the Shares, or under certain other circumstances ("change in control"), then the payments to Plan participants may be accelerated. Under the Plan, if a participant continues his or her employment with the Company for two years after a change in control, then the benefits payable under the Plan may commence on the second anniversary of such change in control. If a participant is terminated (whether in-fact or constructively) during any part of the first two years after the change in control, such participant's benefits are payable commencing the first day of the month following termination.

                                                                     SCHEDULE II

                               ZYCON CORPORATION
                               445 EL CAMINO REAL
                         SANTA CLARA, CALIFORNIA 95050
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on December 11, 1996 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of the Common Stock, par value $.001 per share (the "Shares"), of Zycon Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Hadco Corporation, a Massachusetts corporation ("Parent"), and the direct parent of Hadco Acquisition Corp., a Delaware corporation ("Purchaser") of persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of December 4, 1996 (the "Merger Agreement") among the Company, Parent and Purchaser.

     NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE DESIGNATION OF PARENT DESIGNEES TO THE BOARD. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders (the "Stockholders") of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Stockholders.

     The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries pursuant to the Offer of such number of Shares which represents at least 50.1% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement), and from time to time thereafter, (i) Parent shall be entitled to designate such number of directors ("Parent Designees"), rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the "Board Percentage"), and
(ii) the Company shall, upon request by Parent, promptly satisfy the Board Percentage by (a) increasing the size of the Board or (b) using its best efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected to the Board and shall cause the Parent Designees promptly to be so elected. At the request of Parent, the Company shall take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to its Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Stockholders in the Schedule 14D-9.

     Following the election or appointment of the Parent Designees pursuant to the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement), any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser, action which might affect the accuracy of the representations and warranties in the Merger Agreement, or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors on the date of the Merger Agreement.

     The information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.
     The Parent has advised the Company that it currently intends to designate one or more of the persons listed in Schedule A attached hereto and incorporated herein by reference to serve as directors of the Company. The Parent has advised the Company that all of such persons have consented to act as directors of the Company, if so designated.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL
     The outstanding voting securities of the Company as of December 4, 1996, consisted of 11,056,000 Shares, with approximately 769,200 Shares reserved for issuance pursuant to outstanding stock options granted by the Company to key employees and directors. Each Share is entitled to one vote.

PRINCIPAL STOCKHOLDERS
     The following table sets forth certain information regarding the ownership of the Shares as of December 4, 1996, by: (i) each person known by the Company to beneficially own more than 5% of the outstanding Shares; (ii) each director of the Company; (iii) each of the officers named in the Summary Compensation Table in "Compensation of Executive Officers" below (the "Named Executive Officers") employed in that capacity on December 4, 1996; and (iv) all executive officers and directors of the Company as a group.

                                                                            BENEFICIAL
                                                                           OWNERSHIP(1)
                                                                      ----------------------
                                                                      NUMBER OF     PERCENT
    NAME OF BENEFICIAL OWNER                                            SHARES      OF TOTAL
    ----------------------------------------------------------------  ----------    --------
    Ronald H. Donati(2)(3)..........................................   5,076,122      45.91%
    John D. Dunning(2)..............................................     655,225       5.93%
    Joseph V. Brechel(2)(4).........................................     610,449       5.52%
    Hal D. Cooksey(5)(7)............................................     360,000       3.24%
    Robert M. Wallace(7)............................................       5,000          *
    Jim A. Summers(6)(7)............................................       7,500          *
    Jerome F. Bauer(7)..............................................       9,000          *
    James M. Buchanan(7)............................................      20,000          *
    All Executive Officers and Directors as a
      Group (nine persons)..........................................   6,743,296      60.49%

---------------
 * Less than 1%.
(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedule 13G filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Shares shown as beneficially owned by such person or entity, subject to community property laws where applicable.
(2) The address of Messrs. Donati, Dunning, and Brechel is c/o Zycon Corporation, 445 El Camino Real, Santa Clara, CA 95050.
(3) All shares included for Ronald H. Donati are owned by Ronald H. Donati and Alexis J. Donati, Trustees of the Donati Family Trust, of which Mr. Donati shares voting and investment powers with his spouse.
(4) All shares included for Joseph V. Brechel are owned by Joseph V. Brechel and Barbara Brechel, Trustees of the Brechel Family Trust, of which Mr. Brechel shares voting and investment powers with his spouse.
(5) All shares included for Hal D. Cooksey are owned by Hal D. Cooksey, sole Trustee of the Hal D. Cooksey Separate Property Trust, of which Mr. Cooksey has sole voting and investment power.
(6) All shares included for Jim A. Summers are owned by the Jim A. Summers and Cynthia B. Summers Living Trust, of which Mr. Summers shares voting and investment powers with his spouse.
(7) Includes Shares purchasable upon the exercise of options exercisable within 60 days after December 4, 1996, as follows: Hal D. Cooksey, 60,000 Shares; Robert M. Wallace, 5,000 Shares; Jim A. Summers, 5,000 Shares; Jerome F. Bauer, 4,000 Shares; and James M. Buchanan, 18,000 Shares.

     Parent and Purchaser have entered into a Stockholders Agreement dated December 4, 1996 (the "Stockholders Agreement"), with Ronald H. Donati, John D. Dunning, Joseph V. Brechel, Hal D. Cooksey, Robert M. Wallace and Jim A. Summers (the "Selling Stockholders"), pursuant to which, among other things, the Selling Stockholders have agreed to tender their Shares in the Offer, and the Purchaser has the right to acquire, upon the terms and subject to the conditions in the Stockholders Agreement approximately 57% of the Company's outstanding Shares (calculated on a fully diluted basis) at $18.00 per Share.

                             THE BOARD OF DIRECTORS

PARENT DESIGNEES

     As of the date of this Information Statement, Parent has not determined who will be Parent Designees. However, Parent Designees shall be elected from among the individuals identified on Schedule A, attached hereto. None of the persons from among the Parent Designees which will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Parent Designees or their associates beneficially owns any equity securities of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that are required to be discussed pursuant to the rules and regulations of the Securities and Exchange Commission.

CURRENT DIRECTORS

     The Company's Restated Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes with each class having a three-year term. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Board. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, disqualification, removal from office or other cause shall be filled by a majority vote of the directors remaining in office, even if less than a quorum, and directors so chosen shall hold office for a term expiring at the Annual Meeting at which the term of the class to which they have been elected expires.

     The Company's Restated Certificate of Incorporation provides that the number of directors which shall constitute the whole Board shall be not less than four nor more than nine and shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. The authorized number of directors is currently set at six.

     The Board is currently comprised of six directors: Ronald H. Donati, John
D. Dunning, Joseph V. Brechel, Hal D. Cooksey, Jim A. Summers, and Robert M. Wallace. The terms of the persons presently serving on the Board expire at the annual meetings of stockholders for the years indicated: Messrs. John D. Dunning and Jim A. Summers, 1997; Messrs. Ronald H. Donati and Hal D. Cooksey, 1998; Messrs. Joseph V. Brechel and Robert M. Wallace, 1999.

     Ronald H. Donati. Ronald H. Donati, age 55, one of the founders of the Company, has served as Chairman of the Board and President since it began operations in April 1976. Prior to his position with Zycon, Mr. Donati served from late 1974 to early 1976 as Chief Financial Officer of Lika Corporation, a printed circuit board manufacturer headquartered in Northern California. Mr. Donati has also served in senior management positions with Materials Analysis and then for a period as an independent financial consultant. Mr. Donati was a certified public accountant employed by Price Waterhouse from 1964 to 1968.

     John D. Dunning. John D. Dunning, age 49, co-founded Zycon in 1976 and has been a Director of the Company since April 1984. Mr. Dunning has served as Executive Vice President since April 1996. Mr. Dunning served as Senior Vice President, Sales and Marketing from 1991 to 1996. He served as the Company's Vice President-Sales from 1977 until 1991 and as Sales Manager from 1976 until 1977. Prior to joining Zycon, Mr. Dunning served as a sales manager at Lika Corporation from 1973 to 1976 and prior to that held several positions in quality assurance with Iomec Inc. and International Business Machines Corporation.

     Hal D. Cooksey Hal D. Cooksey, age 49, co-founded Zycon in 1976 and has served as a Director of the Company since April 1984. Mr. Cooksey has served as the Company's Senior Vice President, Manufacturing and Quality Assurance since 1991, prior to which he held various production and quality management positions at the Company. From 1971 to 1976, he served as Assistant Production Manager at Lika Corporation. Mr. Cooksey served in various production positions at Sylvania from 1966 to 1971.

     Joseph V. Brechel Joseph V. Brechel, age 56, co-founded Zycon in 1976 and has been a Director of the Company since June 1976. Mr. Brechel has served as Senior Vice President, Facilities since 1991, prior to which he held various senior management positions at Zycon in manufacturing and maintenance. Prior to joining Zycon, Mr. Brechel served in production management at Lika Corporation from 1972 until 1976. He began his career at Sylvania, now a division of GTE, in its printed circuit board operations and spent 12 years with Sylvania in various managerial capacities, the last as production manager.

     Jim A. Summers Jim A. Summers, age 57, has been a Director of the Company since December 1995. Mr. Summers is president of the Interactive Technologies and Industrial Connectivity Divisions of Dynatech Corporation. Mr. Summers co-founded Parallax Graphics in 1983 and was its chairman and chief executive officer when it was acquired by Dynatech in 1989. Previously, he spent 20 years in the broadcast television equipment industry in general management, sales and marketing for Harris, Memorex and Ampex corporations. Mr. Summers also serves on the board of Leasing Solutions Receivables, a subsidiary of Leasing Solutions, Inc., a computer equipment leasing company.

     Robert M. Wallace Robert M. Wallace, age 47, joined the Company as a Director in December 1995. Mr. Wallace is the founder and has been the Chairman of the Board and President of Gateway Advisors, Inc. ("Gateway"), a financial advisory firm, since 1987. Mr. Wallace also serves as a director and member of the audit committee of International Family Entertainment, Inc., a New York Stock Exchange-listed company which operates cable television networks in the United States, as well as a producer and worldwide distributor of television series and made-for-television movies. In addition, Mr. Wallace serves as a director of Media Arts Group, Inc., a designer, manufacturer and distributor of gift and art products.

EXECUTIVE OFFICERS

     The following is certain information with respect to the Company's executive officers who are not directors of the Company.

     Kenneth R. Shilling Kenneth R. Shilling, age 38, joined Zycon in 1985 and has served as the Company's Vice President, Finance and Chief Financial Officer since January 1996. Mr. Shilling served as the Company's Controller from 1991 to 1995 and as Accounting Manager from 1985 to 1991. Prior to Zycon, Mr. Shilling was a financial reporting specialist at Triad Systems, Inc. and was in public accounting at Coopers and Lybrand. Mr. Shilling is a certified public accountant.

     Lawrence J. Shoemaker Lawrence J. Shoemaker, age 50, joined Zycon in 1981. Mr. Shoemaker has served as Senior Vice President Administration and Investor Relations since January 1996. Mr. Shoemaker served as Senior Vice President, Finance from 1991 to 1995. From 1984 to 1991, Mr. Shoemaker served as Vice President and Controller of the Company, prior to which he held various production and financial positions at the Company. Mr. Shoemaker has served as Secretary of the Company since 1993. Prior to joining Zycon, Mr. Shoemaker served as a financial analyst, then as a division controller for FMC Corporation from 1976 to 1981.

     Jerome F. Bauer Jerome F. Bauer, age 57, joined Zycon in 1982. Mr. Bauer has served as the Senior Vice President, Engineering since 1991. From 1984 to 1991 he served as Vice President of Engineering of the Company prior to which he was the Director of Engineering. From 1975 to 1982, Mr. Bauer held various printed circuit board engineering and manufacturing positions with Aero Scientific, a printed circuit operation of Data Design Laboratories. From 1964 to 1975, Mr. Bauer held various engineering positions in the printed circuit operations of Lockheed Corporation.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS
                           WITH MANAGEMENT AND OTHERS

     Robert M. Wallace has been a director of the Company since December 1995 and is currently President of Gateway. Effective September 27, 1996, the Company engaged Gateway to provide consulting services related to (i) the identification and evaluation of strategic acquisition candidates ("Target"); (ii) the negotiation and structure of investments in, or acquisition of, a Target; and
(iii) the negotiation and structure of investments in or acquisition of the Company or any of its subsidiaries (the "Gateway Agreement"). The term of the Gateway Agreement commences on September 27, 1996 and terminates May 31, 1997, unless extended by the Company and Gateway. As compensation for its consulting services, the Company has paid Gateway a $75,000 retainer fee. The Company has also agreed to pay Gateway a consulting fee in the amount of $600,000, which is payable upon the first to occur of the following: (1) execution of a definitive agreement between the Company and a Target; (2) execution of a definitive agreement between the Company and a person or entity for an investment in, or the acquisition of, the Company; or (3) December 31, 1996. In addition, the Company has agreed to pay Gateway a success fee if the Company enters into a transaction, emanating during the term of Gateway's engagement by the Company, with a Target identified by Gateway, or if the Company enters into a transaction, emanating during the term of Gateway's engagement by the Company, identified by Gateway and resulting in an investment in, or acquisition of, the Company. The success fee, in the case of a transaction with a Target, shall be an amount equal to seven-eighths of one percent (.00875) of the total enterprise value of the Target reduced by the payment of the $75,000 retainer fee and $600,000 consulting fee. The Gateway Agreement provides that the total enterprise value of the Target equals the total consideration, in whatever form, paid to any class of security holders plus the principal amount of any debt or other obligation of the Target assumed by the Company. The success fee payable in connection with a transaction resulting in an investment in, or acquisition of, the Company shall be an amount equal to seven-eighths of one percent (.00875) of the total investment in or purchase price paid with respect to the acquisition of the Company, plus the principal amount of any debt or liabilities of the Company assumed by the investor or acquiror reduced by the payment of the $75,000 retainer fee and $600,000 consulting fee. The total fee payable to Gateway as a result of the acquisition of the Company by Purchaser is $2.1 million.

     In October 1995, the Company completed a public offering of shares of its common stock in which it raised approximately $32 million in net proceeds. Gateway acted as financial advisor to the Company in connection with the offering and was paid $104,897 during 1995 as compensation for such services. Robert M. Wallace is the principal shareholder of Gateway. In November 1995, the Company entered into a Consulting Agreement with Gateway which provided that Gateway would perform certain consulting services for the Company in connection with (i) establishing an investor relations and corporate communications program, (ii) identifying and evaluating strategic acquisition candidates and
(iii) assisting in the negotiation and structure of an investment in, or acquisition of, another entity by the Company. The Consulting Agreement provided that Gateway was to be paid a retainer fee of $87,500 and, in the event the Company made an investment in, or acquisition of, another entity, a fee equal to
 .875% of the total enterprise value (as defined therein) of the acquired entity. The Consulting Agreement has been superseded by the Gateway Agreement.

     The Company has been served with a complaint, Katz v. Donati, et al, filed in Santa Clara County Superior Court, in the State of California, by an alleged holder of Shares (the "Katz Complaint"). In the Katz Complaint, the plaintiff purports to sue individually and on behalf of a class comprised of holders of Shares other than the defendants. The complaint names as defendants the Company and the directors of the Company and alleges, among other things, that the defendant directors breached their fiduciary duties in approving the HMTF offer and HMTF merger. The Katz complaint purports to seek orders enjoining the consummation of the HMTF offer and the HMTF merger (or recission of those transactions) or, in the alternative, damages, together with attorneys' fees and other relief. The Company intends to vigorously defend this lawsuit and understands that the defendant directors also intend to vigorously defend this lawsuit, including any request for a preliminary injunction. The absence of an injunction, among other things, is one of the conditions to Purchaser's obligation to purchase Shares tendered pursuant to the Offer. See "The Merger Agreement - Conditions to the Merger" and "- Termination" in Item 3(b)(2), above. The foregoing description of the Katz Complaint is qualified in its entirety by reference to the Katz Complaint, a copy of which is filed as Exhibit 10 hereto and incorporated herein by this reference.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

     During the fiscal year ended December 31, 1995, the Board held two meetings. The Board has an Audit Committee, a Compensation Committee and a Stock Plan Committee. The Board does not have a Nominating Committee. The function of this committee is performed by the Board as a whole.

     The Audit Committee was formed in December 1995. Prior to December 1995, the function of this Committee was performed by the Board of Directors as a whole. The Audit Committee, which as of the end of fiscal 1995 was composed of Messrs. Wallace and Summers, will meet with the Company's independent accountants to, among other things, review the results of the annual audit and discuss the financial statements, recommend to the Board the independent accountants to be retained and receive and consider the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee, as separate from the Board, did not hold any meetings during 1995.

     The Compensation Committee was formed in December 1995. Prior to December 1995, the function of this Committee was performed by the Board as a whole. The Board met once during 1995 to consider executive compensation. The Compensation Committee makes recommendations concerning salaries and incentive compensation for executive officers of the Company, and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee, which as of the end of fiscal 1995 was composed of Messrs. Donati, Wallace and Summers, did not hold any meetings during 1995.

     The Stock Plan Committee has responsibility for determining the terms of each option granted under the Company's 1993 Long-Term Equity Incentive Plan, including the exercise price, number of shares of stock subject to the option and exercisability. The Stock Option Committee, which as of the end of fiscal 1995 was composed of Messrs. Donati, Dunning and Brechel, met two times during such fiscal year.

     During the fiscal year ended December 31, 1995, each Board member attended at least 75% of all of the meetings of the Board and of the committees on which he served.

DIRECTOR COMPENSATION

     During 1995, directors received no remuneration for serving on the Company's Board and Committees. Commencing in 1996, each non-employee director of the Company will receive (i) a fee of $1,200 for each meeting of the Board attended in person or by telephone by such director and (ii) except when held on the same day as a Board meeting, a fee of $900 for each meeting of a committee of the Board attended by such director. Non-employee directors also receive an annual retainer of $15,000 and an additional $3,000 annual retainer if they are a chairperson of a committee.

     From time to time Gateway, a consulting firm of which Mr. Wallace is President, may serve as a consultant to the Company. In 1995, the Company paid Gateway aggregate consulting fees of approximately $192,000.

     The directors of the Company are eligible to receive stock option grants under the Company's Stock Option Plan for Directors (the "Director Plan"). The Director Plan permits the Company to grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to directors who are also employees of the Company or its affiliates, and to grant nonqualified stock options to non-employee directors.

     The Director Plan is administered by a committee appointed by the Board. The Board has the power to construe and interpret the Director Plan and, subject to the provisions of the Director Plan, to determine the persons to whom and the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration to be paid upon exercise of an option and other terms of the option.

     The number of shares reserved for issuance pursuant to the Director Plan is 100,000 shares. Messrs. Wallace and Summers have each been granted an option under the Director Plan to purchase 5,000 shares at an exercise price of $11.00 per share.

     The Director Plan was adopted by the Board to provide a means by which selected directors of the Company and its affiliates could be given an opportunity to purchase Shares, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company. The Board's adoption of the Director Plan was ratified by the Stockholders in 1996.

                       COMPENSATION OF EXECUTIVE OFFICERS

                            SUMMARY OF COMPENSATION

     The following table shows, for each of the two fiscal years ended December 31, 1995 and 1994, compensation awarded or paid to, or earned by (i) the Company's President, (ii) its other four most highly compensated executive officers and (iii) such additional individuals who are not executive officers but are among the most highly compensated persons of the Company (the "Named Executive Officers"):

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                         ------------
                                          ANNUAL COMPENSATION             SECURITIES          ALL
          NAME AND                   -----------------------------        UNDERLYING         OTHER
     PRINCIPAL POSITION       YEAR    SALARY     BONUS      OTHER         OPTIONS(#)    COMPENSATION(1)
----------------------------  -----  --------   --------   -------       ------------   ---------------
Ronald H. Donati............   1995  $375,024         --   $40,621(2)            --         $ 1,402
  President                    1994  $371,081         --   $38,906(2)            --         $   748
John D. Dunning.............   1995  $345,000         --   $15,232(2)            --         $ 2,353
  Senior Vice President,       1994  $327,615         --   $ 7,200(2)            --         $ 6,356
  Sales and Marketing
Joseph V. Brechel...........   1995  $270,263         --   $ 2,600(2)            --         $ 1,502
  Senior Vice President,       1994  $268,332         --   $ 6,662(2)            --         $ 7,733
  Facilities
Hal D. Cooksey..............   1995  $275,028         --   $16,064(2)       100,000         $   755
  Senior Vice President,       1994  $254,249         --   $ 7,500(2)            --         $ 3,927
  Manufacturing and Quality
  Assurance
Jerome F. Bauer.............   1995  $175,173         --   $12,744(3)        20,000              --
  Senior Vice President,       1994  $168,081   $160,000   $12,744(3)            --              --
  Engineering
James M. Buchanan...........   1995  $245,584         --   $ 6,600(2)        40,000              --
  Vice President, Sales        1994  $194,450         --   $ 6,600(2)            --              --

---------------
(1) Includes life insurance premiums and long-term disability insurance premiums paid by the Company.
(2) Consists of car lease payments and car allowances.
(3) Consists of a housing allowance.

                       STOCK OPTION GRANTS AND EXERCISES

     The Company grants options to its officers and employees under the Company's 1993 Long-Term Equity Incentive Plan (the "Plan") and, subject to receipt of shareholder approval, the Director Plan. As of December 31, 1995, options to purchase a total of 707,600 Shares had been granted and were outstanding under the Plan and options to purchase 292,400 Shares remained available for grant thereunder. As of December 31, 1995, no options had been granted under the Director Plan.

     The following tables show for the fiscal year ended December 31, 1995 certain information regarding options granted to, exercised by and held at year end by the Named Executive Officers:

                                                                                      POTENTIAL REALIZABLE
                             NUMBER OF      % OF TOTAL                                  VALUE AT ASSUMED
                             SECURITIES      OPTIONS         INDIVIDUAL GRANTS        ANNUAL RATES OF STOCK
                             UNDERLYING     GRANTED TO     ---------------------         OPTION TERM(1)
                              OPTIONS       EMPLOYEES      EXERCISE   EXPIRATION     -----------------------
           NAME              GRANTED(#)   DURING 1995(%)   PRICE($)      DATE           5%           10%
---------------------------  ----------   --------------   --------   ----------     --------     ----------
Hal D. Cooksey.............    100,000(2)      14.1%        $ 8.00      7/28/05      $504,000     $1,272,000
Jerome F. Bauer............     15,000(3)       2.1%        $ 8.00      5/19/05      $ 75,600     $  190,800
                                 5,000(3)        .7%        $12.00      9/28/05      $ 37,800     $   95,400
James M. Buchanan..........     25,000(2)       3.5%        $ 8.00      5/19/05      $126,000     $  318,000
                                15,000(3)       2.1%        $12.00      9/28/05      $113,400     $  286,200

---------------
(1) Calculated on the assumption that the market value of the underlying stock increases at the stated values, compounded annually. Options granted under the Plan generally have a maximum term of ten years. The total appreciation of the options over their ten year terms at 5% and 10% is 63% and 159%, respectively.

(2) Such options vest at the rate of 60% on the first anniversary of the date of grant and 10% on each of the second, third, fourth and fifth anniversaries of the date of grant.

(3) Such options vest at the rate of 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

                          1995 YEAR-END OPTION VALUES

                        SHARES                NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                       ACQUIRED                 UNEXERCISED OPTIONS HELD AT                  IN-THE-MONEY
                          ON       VALUE             DECEMBER 31, 1995              OPTIONS AT DECEMBER 31, 1995(1)
                       EXERCISE   REALIZED   ---------------------------------     ---------------------------------
        NAME             (#)        ($)      EXERCISABLE(#)   UNEXERCISABLE(#)     EXERCISABLE($)   UNEXERCISABLE($)
---------------------  --------   --------   --------------   ----------------     --------------   ----------------
Hal D. Cooksey.......     --         --            --              100,000(2)            --             $325,000
Jerome F. Bauer......     --         --            --               15,000(2)            --             $ 48,750
                                                                     5,000               --                   --
James M. Buchanan....     --         --            --               25,000(2)            --             $ 81,250
                                                                    15,000               --                   --

---------------
(1) Represents the closing price per share of the underlying shares on the last day of the year less the option exercise price multiplied by the number of shares. The closing value per share was $11.25 on the last trading day of the year as reported on the NASDAQ National Market System.

(2) All options held by Hal D. Cooksey, 15,000 of the options held by Jerome F. Bauer and 25,000 of the options held by James M. Buchanan were in-the-money on the last day of the fiscal year.

BONUS PLAN

     Discretionary bonuses are authorized by the Board and commencing in January 1996, will be determined by the Compensation Committee. Prior to 1996, bonuses payable to officers have been determined in the sole discretion of the Board. Bonuses paid to all other employees are usually based on experience, performance and level of responsibility.

LONG-TERM INCENTIVE PLAN

     The Company's 1993 Long-Term Equity Incentive Plan (the "Plan") was adopted by the Company's Board and approved by its stockholders in September 1993. The Plan permits the Company to grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors) and to grant nonstatutory stock options to employees (including officers, directors and consultants). The Plan also provides for the award of stock appreciation rights, restricted stock, stock purchase rights and performance shares to employees and consultants. The Plan refers to such rights and options collectively as the "Awards."

     The Plan is administered by the Board or a committee thereof, which determines the terms of any Award granted under the Plan. The exercise price of all incentive stock options granted under the Plan must be at least equal to the fair market value of the Shares on the date of grant. The exercise price of all nonstatutory stock options must equal at least 20% of the fair market value of the Shares on the date of grant. The Company cannot grant an incentive stock option if, as a result of the grant, the optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for stock having an aggregate fair market value (under all plans of the Company and determined for each share of stock as of the date such option was granted) in excess of $100,000.

     Stock appreciation rights may be awarded under the Plan either with respect to stock subject to an option or without reference to an option. If stock appreciation rights are granted with respect to incentive stock options, such rights may be granted only at the time of grant of the related option. No consideration is to be paid by a participant for the stock appreciation right.

     Shares of restricted stock may be awarded under the Plan to employees and consultants. The participant must pay to the Company, if required by applicable law, an amount at least equal to the par value of the stock subject to the Award and any other amount determined by the Company. The restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered during a period set by the Company, which may not exceed ten years from the date of such award.

     Stock purchase rights may be granted by the Company to recipients for purchase of stock at a price to be determined by the Company. Stock purchase rights must be exercised within a period determined by the Company and not exceeding 30 days from the date of grant. The Company may also award stock to recipients based on performance objectives established by the Company and at a purchase price determined by the Company.

     The number of shares reserved for issuance pursuant to the Awards under the Plan is 1,000,000 Shares. As of December 31, 1995, options to acquire 707,600 shares of the Shares were outstanding.

PROFIT SHARING 401(K) PLAN

     The Company has a profit sharing 401(k) plan (the "401(k) Plan") for all employees meeting certain eligibility requirements. The Company's contributions to the 401(k) Plan are discretionary and are determined annually by the Board of Directors, but may not exceed 18% of the employee's annual compensation. Participants' accounts currently vest 20% after three years, an additional 20% for each year thereafter, and are fully vested after seven years. Pursuant to the 401(k) Plan, the eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,240 in 1995) and have the amount of such reduction contributed to the 401(k) Plan by the Company on the participants behalf. Contributions by participants to the 401(k) Plan are matched by the Company at the rate of $.50 per $1.00 contributed, up to a maximum match of $200 per year. Participants are permitted to withdraw their contributions in the event of death, disability, separation of employment, attaining age 59 1/2 (if fully vested), or at normal retirement age. As of December 31, 1995, the Company has not made any contributions other than its matching contributions to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

DEFERRED COMPENSATION AGREEMENTS

     The Company has entered into Deferred Compensation Agreements with Messrs. Ronald H. Donati, Joseph V. Brechel, John D. Dunning and Hal D. Cooksey which call for payment of declining deferred compensation for a three-year period in the event of their death or disability while employed. The Company has also entered into a separate agreement with Messrs. Donati, Brechel, Dunning and Cooksey which provides for the payment of certain deferred compensation in the event of an adjustment to the Company's taxable income for any period the Company was subject to S Corporation status under the federal or state tax laws.

UNFUNDED DEFERRED EXECUTIVE PLAN

     In November 1996, the Board authorized an Unfunded Deferred Compensation Plan ("Plan") which provides deferred compensation benefits to certain key executive employees of the Company, none of whom are members of the Board. If a person or entity (other than the Company or shareholder of the Company as of the date of adoption of the Plan) becomes the beneficial owner of more than 50% of the Shares, or under certain other circumstances (a "change in control"), then the payments to Plan participants may be accelerated. Under the Plan, if a participant continues his or her employment with the Company for two years after a change in control, then the benefits payable under the Plan may commence on the second anniversary of such change in control. If a participant is terminated (whether in-fact or constructively) during any part of the first two years after the change in control, such participant's benefits are payable commencing the first day of the month following termination.

     Except as described above, the Company has no employment agreements with any of its executive officers.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, the entire Board, consisting of Ronald H. Donati, John D. Dunning, Joseph V. Brechel and Hal D. Cooksey, determined executive compensation. The Company did not have a compensation committee apart from the Board of Directors. Mr. Donati served as President of the Company during fiscal 1995. Also, during fiscal 1995, Messrs. Dunning, Brechel and Cooksey served as Senior Vice President, Sales and Marketing, Senior Vice President, Facilities and Senior Vice President, Manufacturing and Quality Assurance, respectively.

     Due to the closely-held nature of the Company, prior to its initial public offering in September 1995, the Company engaged in a number of transactions with its officers, directors, stockholders and affiliates. All of the transactions described below were unanimously approved or ratified by the Company's then current Board of Directors which made a determination that the transactions described below were on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

     Until November 17, 1995, the Company owned 75% of the common stock of its subsidiary, Zycon Corporation Sdn.Bhd. ("Zycon Malaysia") and the remaining 25% of the common stock of Zycon Malaysia was owned by Zycon Malaysia LLC, a California limited liability company ("Zycon LLC"). Messrs. Donati, Dunning, Brechel and Cooksey owned 37% of the interests of Zycon LLC. Pursuant to an agreement between the Company, Zycon LLC and the members of Zycon LLC, the Company has purchased all Zycon LLC's interest in Zycon Malaysia. The purchase price for such interest was $75,000. The purchase price for such interest conforms to the agreed price under an option granted by the members of Zycon LLC to the Company to purchase such interests at the higher of the members' capital contribution ($75,000) or book value. The members' capital contribution equalled the book value on the acquisition date.

     The Company has entered into an agreement with Messrs. Donati, Dunning, Brechel and Cooksey relating to their respective income tax liabilities. This agreement generally provides for the payment of deferred compensation to these persons if as a result of audit or otherwise, there is any increase in the Company's taxable income for any period that the Company has filed income tax returns as an S Corporation (the "S Corporation Period"). The agreement further provides that if the Company's taxable income for any

S Corporation Period is reduced and results in a reduction of taxes, Messrs. Donati, Dunning, Brechel and Cooksey shall pay the Company, as a contribution to capital, the principal amount of such tax reduction less any accounting or legal fees incurred by them in connection with such adjustment.

     In April 1985, the Company entered into a lease of a 32,588 square-foot manufacturing facility with a partnership composed of Messrs. Donati, Dunning, Brechel and Cooksey. Each of Messrs. Donati, Dunning, Brechel and Cooksey has a 25% interest in the partnership. The lease was for an initial term of ten years, commencing May 15, 1985, with two, five-year options to extend the lease term at the then current fair market value. During the period January 1, 1995 through May 15, 1995 the Company paid rent in the amount of $135,000 to the partnership. The lease terminated on May 15, 1995. The Company and the partnership have released each other from any liability under the lease.

     In June 1994, the Company loaned $250,000 to John D. Dunning, Senior Vice President, Sales and Marketing and a Director. The interest rate on the unpaid balance of the loan was 8% per annum with the balance due in June 1997. An additional $2,775 was loaned to Mr. Dunning in May 1995. Payments of interest only on the unpaid balance of this loan were payable quarterly, commencing June 30, 1995 and continuing until March 31, 2000. The interest rate on the unpaid balance of the loan was 8% per annum with the balance due in May 2000. The largest aggregate amount of Mr. Dunning's indebtedness outstanding at any time since the beginning of the last year was $214,900. Both loans were repaid and there was no outstanding balance as of December 31, 1995.

     In June 1994, the Company loaned $125,000 to Hal D. Cooksey, Senior Vice President, Manufacturing and Quality Assurance and a Director. The interest rate on the unpaid balance of the loan was 8% per annum. An additional $8,325 was loaned to Mr. Cooksey in May 1995. Payments of interest only on the unpaid balance of this loan were payable quarterly, commencing on June 30, 1995 and continuing until March 31, 2000. The interest rate on the unpaid balance of the loan was 8% per annum with the balance due in May 2000. The largest aggregate amount of Mr. Cooksey's indebtedness outstanding at any time since the beginning of the last year was $115,000. Both loans were paid in full and there was no outstanding balance as of December 31, 1995.

                            SECTION 16(A) REPORTING

     Section 16(a) of the Securities Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than-ten-percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1995, all
Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten-percent beneficial owners were complied with; except that two reports were filed late by Mr. Hal D. Cooksey; two reports were filed late by Mr. Kenneth R. Shilling; one report was filed late by each Messrs. John D. Dunning, Robert M. Wallace and Jim A. Summers; and two reports were filed late by both Lawrence J. Shoemaker and Jerome F. Bauer.

                                   SCHEDULE A

     The following table sets forth the name, age, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each of Parent's possible designees to the Company's Board. Unless otherwise indicated below, the business address of each such person is 12A Manor Parkway, Salem, New Hampshire 03079. Unless otherwise indicated below, each individual has held his position for more than five years. Unless otherwise indicated below, each person is a citizen of the United States.

                                            PRESENT PRINCIPAL OCCUPATION OR
        NAME                          EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------    ----------------------------------------------------------------------
Andrew E. Lietz          Director of Hadco Corporation since 1993; President and Chief
                         Executive Officer of Hadco Corporation since October 1995; Chief
                         Operating Officer and Vice President of Hadco Corporation from July
                         1991 to October 1995.
Timothy P. Losik         Chief Financial Officer, Vice President and Treasurer of Hadco
                         Corporation since March 1994; Controller of Hadco Corporation from
                         June 1992 to March 1994; Corporate Accounting Manager of Hadco
                         Corporation from March 1988 to June 1992.
James R. Griffin         Vice President of Hadco Corporation since August 1991.
Kenneth L. Ogle          Vice President of Hadco Corporation since December 1990.
Richard P. Saporito      Vice President of Hadco Corporation since December 1991.
James C. Hamilton        Clerk of Hadco Corporation; partner in the law firm of Berlin,
                         Hamilton, & Dahmen, LLP. Mr. Hamilton's business address is 73 Tremont
                         Street, Boston, Massachusetts.

                                 EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION                                    PAGE
-------     ---------------------------------------------------------------------------    ----
    1       Offer to Purchase, dated December 11, 1996.*...............................
    2       Letter of Transmittal, dated December 11, 1996.*...........................
    3       Agreement effective as of September 27, 1996, by and between the Company and Gateway Advisors, Inc..................................................
    4       Agreement and Plan of Merger, dated as of December 4, 1996, among Parent,
            Purchaser and the Company..................................................
    5       Stockholders Agreement, dated December 4, 1996, among Parent, Purchaser and the Company................................................................
    6       Noncompetition and Nondisclosure Agreement, dated December 4, 1996 between
            Parent and Ronald H. Donati................................................
    7       Letter to Stockholders of Zycon Corporation, dated December 11, 1996.*.....
    8       Text of Press Release, dated December 5, 1996..............................
    9       Opinion of Needham & Company, Inc., dated December 5, 1996.*...............
   10       Katz v. Donati, et.al., Complaint No. CV 762534 filed December 3, 1996 in the Superior Court of the State of California for the County of Santa
            Clara......................................................................

---------------
* Included in the materials sent to Stockholders of the Company.